January 29, 2025

Matthew J. Hawkins
Chief Executive Officer
Waystar Holding Corp.
1550 Digital Drive, #300
Lehi, Utah 84043

       Re: Waystar Holding Corp.
           Draft Registration Statement on Form S-1
           Submitted January 28, 2025
           CIK No. 0001990354
Dear Matthew J. Hawkins:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   William Brentani, Esq.